Exhibit 99.1

Ossen Innovation Announces Extension of Stock Repurchase Program

SHANGHAI, April 28, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the Company's Board of Directors has authorized the extension of its repurchase plan of up to 500,000 shares of the Company's American Depositary Receipts ("ADSs"), for an additional twelve months to May 2017.

Shares may be repurchased in the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

Dr. Liang Tang, Chairman of Ossen Innovation stated:” The extension of stock repurchase program underscores the Board of Directors’ confidence in Ossen Innovation. We believe the extension is in the best interests of our stockholders and our commitment to enhance long term stockholder value, as we believe our stock is currently undervalued.”

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

Investor Relations

Weitian Group LLC

Phone: +1-917-609-0333

Email: tina.xiao@weitian-ir.com